SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the Month of March 2002
                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


          L'Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                    Form 20-F X                Form 40-F
                              ---                       ---


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes              No X
                                 ---             ---


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                            [GENESYS LOGO -- OMITTED]

FOR IMMEDIATE RELEASE
WEDNESDAY, MARCH 6, 2002

      Genesys Conferencing Reports Financial Results For The Fourth Quarter
                     And Fiscal Year Ended December 31, 2001

                      -Gross Margins Reach All-Time Highs-
               -EBITDA Results At High-end of Pre-announced Range-

MONTPELLIER, France, March 6, 2002 - Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, today reported revenue and earnings for the fourth quarter and fiscal year ended December 31, 2001.

Highlights for the fourth quarter relative to the prior period results included:

     o    Total call volumes reached 237 million minutes, up 35%

     o    Automated services volumes increased 108%, representing 59% of volume

     o    Total revenue rose 6.7% to (euro)54.5 ($48.0) million

     o EBITDA excluding non-recurring charges increased 70.3% to (euro)9.2 (US$8.1) million

Highlights for fiscal 2001 compared to fiscal 2000 were as follows:

     o    Total call volumes reached 868 million minutes, up 41.7%

     o    Automated services volumes increased 158%, representing 51% of volume

     o    Total revenue rose 16.6% to (euro)212 (US$186.8) million

     o EBITDA excluding non-recurring charges increased 13.7% to (euro)28.7 (US$25.3) million


The results reflect the combined performance of Genesys Conferencing, Vialog Corporation, which was acquired by Genesys on April 26, 2001, and Astound Incorporated, which was acquired by Genesys on March 28, 2001 as if these acquisitions were completed on January 1, 2000.

Automated Services Drives Record Performance In the Fourth Quarter
Total call volumes were 237 million minutes for the fourth quarter, up 35% from the prior year period and almost 10% sequentially. Automated services call volumes were up 108% from the fourth quarter of 2000 and increased 23% sequentially. Automated services represented approximately 41% of revenue and 59% of call volumes in the fourth quarter compared to 25% of revenue and 39% of call volumes in the prior year period.

Revenues increased 6.7% to (euro)54.5 (US$48.0) million for the fourth quarter of 2001, from (euro)51.0 (US$45.0) million in the fourth quarter of 2000. Revenue growth illustrated the continuing shift to automated services, which carry higher margins but generate lower per-minute revenues.

Increased call volumes, the continued shift toward automated services and improved cost controls led to significant margin expansion, before non-recurring charges, in the fourth quarter. Gross margin rose 400 basis points from the same period last year, to 57.4% compared to 53.4%.

Earnings before interest, taxes, depreciation and amortization (EBITDA), before non-recurring charges, increased to (euro)9.2 (US$8.1) million, or 16.8% of revenue, in the fourth quarter, an increase of 70.3%, compared to (euro)5.4 (US$4.7) million, or 10.5% of revenue, in the prior year period. The 2001 fourth quarter excludes (euro)1.1 million (US$ 1 million) in costs associated with employee-related separations. EBITDA results for the fourth quarter ended December 31, 2001 caps the second consecutive quarter of EBITDA improvement since the completion of the Vialog and Astound acquisitions.

As previously reported, the Company evaluated the carrying value of its long-lived assets, consisting primarily of goodwill. For the fourth quarter of 2001, a reduction of (euro)51.9 (US$45.7) million in the carrying value of goodwill and other long-lived assets was recorded as a result of this assessment.

Record Year for 2001
Total call volumes were 868 million minutes for 2001, up 41.7% from the prior year. Automated services call volumes were up 158% from the prior year. Automated services represented approximately 35% of revenue and 51% of call volumes in 2001 compared to 20% of revenue and 28% of call volumes in the prior year.

For the year, revenues increased 16.6% to (euro)212.0 million (US$186.8) from
(euro)181.8 million (US$160.2) in 2000. EBITDA, before non-recurring charges, increased to (euro)28.7 (US$25.3) million, or 13.5% of revenue, in 2001, an increase of 13.7%, compared to (euro)25.2 (US$22.2) million, or 13.9% of revenue, in the prior year.

Francois Legros, Chairman and Chief Executive Officer stated, "We believe the significant improvement in fourth quarter margins reflects our progress in more efficiently managing the business since the Astound and Vialog acquisitions closed. We expect the additional cost savings initiatives announced earlier this year combined with the continued favorable shift to higher margin automated services revenue to further contribute to margin improvements in 2002."

Genesys Meeting Center/Genesys Event and Managed Services
"We are very pleased with the early success of Genesys Meeting Center (GenMC), our web conferencing platform, and our ongoing strategy of launching innovative conferencing services. In just three months, GenMC has become the fastest growing web conferencing service in the world, based on the number of seats sold. This validates our strategy of offering a complete integration of audio, web and video conferencing into a single service and interface for our customers" Legros stated. Genesys is now preparing to deploy new Event and Managed Services Technology (GEMS), a similar feature-rich integration of audio, web and video, intended to transform the Investor-relations and Event Conferencing business into true multimedia experiences. "GEMS represents a key step in the full integration of all conferencing technologies in our call-centers and will enable Genesys to enhance the value of web-presentations and video over IP, thereby maximizing our revenue per conference with minimal incremental costs. Ultimately, these high margin services will drive revenue and solidify our position as a leader in the conferencing market," Legros added.

Robust Outlook for 2002
"The plan that Genesys management put in place is paying off in expanded margins, increased profitability and margins now growing faster than the rate of revenue," Legros stated. "We believe the business environment is going to remain favorable for the conferencing and collaboration industry in 2002. With uniquely positioned services, a commitment to drive automated services and a strong focus on controlling SG&A costs, we are well positioned to further improve margins."

The Company reiterated previously announced guidance for the fiscal year ending December 31, 2002:

     -    Revenue is projected between(euro)230million and(euro)250million

     - EBITDA, excluding the non-recurring call center charge, is projected to grow between 27% and 33% on a proforma basis, compared to 2001.


--------------------------------------------------------------------------------
On Monday, March 4 Genesys was informed that a group of shareholders led by John Hassett filed a Schedule 13D with the US Securities and Exchange Commission, indicating that the group has acquired 5.9% of the outstanding shares of Genesys, and suggesting that an unidentified party might be considering an acquisition of the company.

Genesys is concerned by the statements in the Schedule 13D and by the impressions that they appear to have created. Genesys believes it is important to clarify the situation to ensure that no misleading impressions are allowed to continue. In particular:

o Genesys is not seeking acquisition proposals, and does not anticipate doing so.

o Mr. Hassett and his group are acting exclusively on their own initiative, and not on behalf of Genesys. The group has not been given any authorization to negotiate or discuss any transaction on behalf of Genesys.

o Genesys has not received any offer for an acquisition transaction, whether at 30 euros per share or at any other price, nor has Genesys received any indication from a potential acquiror that any transaction is being studied.

o Genesys intends to request that the COB initiate an investigation relating to recent fluctuations in Genesys' share price and take action in case of violation of any French laws or regulations.

--------------------------------------------------------------------------------
About Genesys Conferencing

Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY - news).
         ----   ----

Forward-Looking Statements


This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the form F4 registration statement which was filed by Genesys with the Securities and Exchange Commission on February 12, 2001. Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.


Genesys Conferencing's ordinary shares are listed on the Euronext Paris Stock Exchange and its ADSs are listed on the Nasdaq National Stock Market Euronext:
3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com


At Genesys Conferencing

Michael E. Savage
Executice Vice President Chief Financial Officer
Direct Line: +33 4 99 13 27 34
mike.savage@genesys.com

Marine Pouvreau
Direct Line: + 33 4 99 13 25 17
marine.pouvreau@genesys.com
---------------------------

                              GENESYS Conferencing
            Unaudited Proforma Statements of Operations (French GAAP)
                             (in thousands of euros)

                              ------------------         ------------------
                              Three months ended             Year ended
                                 December 31                December 31
                              2000         2001          2000         2001
                              ----         ----          ----         ----


Revenues                   euro 51 030   euro 54 469 euro 181 778  euro 212 005
Cost of revenue                 23 773        23 226       84 068        91 532
                           -----------   ----------- ------------  ------------
Gross profit                    27 257        31 243       97 710       120 473
Research and development
  expense                  euro  1 722         1 887        4 966         5 916
Selling, general and
  administrative expenses(1)    25 455        27 522       85 980       114 293
                           -----------   -----------  -----------  ------------
EBIT(1)                    euro     80   euro  1 834  euro  6 764  euro     264
                           ===========   ===========  ===========  ============
EBITDA                     euro  5 379   euro  8 089  euro 23 409  euro  23 439
                           ===========   ===========  ===========  ============


(1) Amounts exclude the amortization of goodwill, other intangibles and acquistion and financing costs. Amounts include (i) Vialog opening balance sheet adjustments: euro 0.2 million for the quarter ended December 31, 2000; euro 1.0 million for the year ended December 31, 2000 and euro 3.2 million for the year ended December 31, 2001; and (ii) other non recurring items euro 0.1 million of the quarter ended December 31, 2000; euro 1.1 million for the quarter ended December 31, 2001; euro 1.8 million for the year ended December 31, 2000 and euro 3.7 million for the year ended December 31, 2001.

                              GENESYS Conferencing
                    Consolidated Balance Sheets (French GAAP)
                   (in thousands of euros, except share data)


                                   December 31, 2000      December 31, 2001
                                    -----------------      -----------------


ASSETS

Goodwill and intangible assets      euro 104 450           euro 248 697
Tangible assets                           19 007                 38 257
Financial assets                           6 061                  2 227
                                    -----------------      -----------------
   Total fixed assets                    129 518                289 181

Receivables                               23 037                 48 989
Other assets                               6 179                 23 623
Cash and cash equivalent                  49 868                 18 613
                                    -----------------      -----------------
   Total current assets                   79 084                 91 225


   Total assets                     euro 208 602           euro 380 406
                                    =================      =================



LIABILITIES AND SHAREHOLDERS' EQUITY


Shareholders' equity                euro 131 323           euro 167 947
Provision for liabilities
  and charges                                190                  1 582
Convertible bonds                         11 043                  7 812
Long term debt                            33 096                134 442
Short term debt and
  overdrafts                               9 401                  9 604
Payables                                  13 626                 35 980
Other Liabilities                          9 923                 23 039
                                    -----------------      -----------------
    Total liabilities and
      shareholders' equity          euro 208 602           euro 380 406
                                    =================      =================

                              GENESYS Conferencing
               Consolidated Statements of Operations (French GAAP)
                   (in thousands of euros, except share data)


                                                  Three Months Ended                     Twelve Months Ended
                                                     December 31,                           December 31,
                                               -----------------------                ------------------------
                                               2000                2001               2000                2001
                                               ----                ----               ----                ----
Revenue
     Services                           euro 25 859         euro 54 154        euro 89 336        euro 177 120
     Products and others                      1 857                 315              3 083               1 831
                                       ------------------  ------------------  ------------------  ------------------
                                             27 716              54 469             92 419             178 951


Cost of revenue
     Services                                10 544              22 917             38 173              74 774
     Products                                 1 474                 309              2 548               1 402
                                       ------------------  ------------------  ------------------  ------------------
                                             12 018              23 226             40 721              76 176
                                       ------------------  ------------------  ------------------  ------------------
     Gross profit                            15 698              31 243             51 698             102 775

Operating expenses (1)
     Research and development                   887               1 887              2 613               5 366
     Selling and marketing                    6 563              10 887             17 867              42 718
     General and administrative               7 539              30 851             28 218              77 649
                                       ------------------  ------------------  ------------------  ------------------
                                             14 989              43 625             48 698             125 733
Operating income (loss)                ------------------  ------------------  ------------------  ------------------
                                                709             (12 382)             3 000             (22 958)


Financial income (expense), net (2)           4 613              (3 345)             3 027              (7 259)
Equity in loss of affiliated company             (3)                 (3)               (75)                (55)
Income tax expense (3)                       (1 852)             (1 630)            (6 146)             (8 556)
Amortization of goodwill                     (2 064)            (46 256)            (5 483)            (55 435)
                                       ------------------  ------------------  ------------------ ------------------
Net income (loss)                        euro 1 403        euro (63 617)       euro (5 677)       euro (94 263)
                                       ==================  ==================  ================== ==================

Basic and diluted net loss per share     euro  0.15          euro (4.21)        euro (0.72)         euro (7.32)
                                       ==================  ==================  ================== ==================


Number of shares used in computing
basic and diluted net loss per share      9 200 251          15 116 316          7 831 257          12 878 594


           See accompanying notes to consolidated financial statements

                              Genesys Conferencing
     Notes to Consolidated Financial Statements of Operations (French GAAP)
                   (in thousands of euros, except share data)

                                                         Three Months Ended                 Twelve Months Ended
                                                            December 31,                       December 31,
                                                      ---------------------             ------------------------
                                                      2000             2001              2000              2001
                                                      ----             ----              ----              ----
(1) Detail of General and Administrative
expenses

General and Administrative                      euro 7 539     euro  30 851       euro 28 218      euro  77 649
Amortization of allocated intangibles                 (284)         (13 829)             (425)          (22 303)
  (Vialog, Astound, C&W)
Amortization of acquisition and deferred
  financing costs                                     (166)            (386)             (888)           (1 646)
Non recurrent (charges) income                         (67)              59               (17)              259
                                                ---------------------------------------------------------------
Operating General and Administrative expenses   euro 7 022     euro  16 695       euro 26 888      euro  53 959
                                                ============ ================ =================  ==============

OPERATING INCOME AND EBITDA

Operating income (loss)                         euro   709     euro (12 382)      euro  3 000      euro (22 958)
Amortization of intangibles and acquis. &              450           14 215             1 333            23 949
  financing costs
Non recurrent (charges) income                         (67)              59               (17)             259
                                                ---------------------------------------------------------------
Operating income (loss) restated for the
  above items                                   euro 1 092     euro   1 892       euro  4 296      euro   1 250
                                                ---------------------------------------------------------------

Operating depreciation and provision                 2 911            6 196             8 305            18 808
                                               ------------ ---------------- -----------------  ---------------
EBITDA                                          euro 4 003       euro 8 088      euro  12 601       euro 20 058
                                                ============ ================ =================  ==============

(2) Detail of financial expenses, net

Interest and other financial income             euro 2 583     euro      94       euro  3 719      euro   1 083
Foreign exchange gains (losses)                      5 517              852             5 609             3 656
                                               ------------ ---------------- -----------------  ---------------
Total financial income                               8 100              946             9 328             4 739
                                               ------------ ---------------- -----------------  ---------------

Interest and other financial charges                   873            2 882             3 522             8 815
Foreign exchange losses                              2 613            1 410             2 779             3 183
                                               ------------ ---------------- -----------------  ---------------
Total financial charges                              3 486            4 292             6 301            11 998
                                               ------------ ---------------- -----------------  ---------------


Financial income (expense), net                 euro 4 614     euro  (3 346)      euro 3 027       euro  (7 259)
                                                ============ ================ =================  ==============

(3) DETAIL of TAX

Deferred tax                                    euro   101     euro    (185)      euro (3 026)     euro    (214)
Tax on acquisition costs                            (1 174)             (88)           (1 174)           (4 796)
Income tax                                            (779)          (1 357)           (1 946)           (3 546)
                                               ------------ ---------------- -----------------  ---------------
Total tax charges                               euro(1 852)    euro  (1 630)      euro (6 146)      euro (8 556)
                                                ============ ================ =================  ==============

                              GENESYS CONFERENCING
                         Reconciliation French/U.S. GAAP
                             (in thousands of euros)

                                                       ---------------------             -----------------------
                                                         Three months ended                     Year ended
                                                            December 31,                       December 31,
                                                       2000             2001             2000               2001
                                                       ---------------------             -----------------------

Net income (loss) as reported in the French
   GAAP consolidated statements of operations          euro 1,403  euro (63,616)         euro (5,677)  euro (94,263)
Adjustments to conform to U.S. GAAP
   Currency translation adjustment                          1,762)          991               (2,091)         1,047
   Amortization of goodwill and other                        (122)       (1,221)                (481)        (4,283)
     intangibles
   Impairment of goodwill and other intangibles                 -        (9,386)                   -         (9,386)
   Deferred compensation for stock options                      -           (96)                   -           (214)
   Debt issuance costs                                        (10)          387                  (41)           352
   Deferred and income taxes                                  (26)        4,886                2,684          5,131
   Accruals                                                  (240)            -                 (366)             -
   Treasury shares                                              -           152                    -            152
   Other income/(expenses), net                                 -             -                    -             (5)
Net loss as reported in the U.S. GAAP
   consolidated statements of operations               euro  (757) euro (67,903)         euro (5,972) euro (101,469)
                                                       =========================         ===========================
                                                                 -            -                    -              -
Net impact of U.S. GAAP adjustments for net loss       euro (2,160)euro  (4,287)        euro    (295)  euro  (7,206)
                                                       =========================         ===========================

                                                 ------------------------------------
                                                             Year ended
                                                            December 31,
                                                        2000              2001
                                                 ------------------------------------
Shareholders' equity as reported in the French    euro   131,323        euro  167,947
   GAAP consolidated balance sheets
Adjustments to conform to U.S. GAAP:
   Currency translation adjustment                        (1,248)                   -
   Amortization of goodwill and other                     (1,142)              (5,406)
     intangibles
   Impairment of goodwill and other intangibles                -               (9,386)
   Deferred compensation for stock options                     -                4,315
   Fair value of long term debt                                -               (2,249)
   Debt issuance costs                                      (137)                 215
   Deferred taxes                                           (518)               4,613
   Treasury shares                                          (149)                (106)
   Others                                                    (16)                 (17)
Shareholders' equity as reported in the U.S.
   GAAP consolidated balance sheets               euro   128,113        euro  159,926
                                                 ====================================
Net impact of U.S. GAAP adjustments for
   shareholders' equity                           euro    (3,210)       euro   (8,021)
                                                 ====================================

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  March 6, 2002

                             GENESYS SA


                              By:  /s/ Pierre Schwich
                                 -----------------------------------------------
                              Name:  Pierre Schwich
                              Title: Executive Vice President, Audit,
                                     Financial Planning and Investor Relations